EXHIBIT 99.1

FirstService Reports Second Quarter 2022 Results

Continued Strong Top-Line Growth Across Operations

Operating highlights:

	Three months ended		Six months ended
	June 30		June 30
	2022	2021	2022	2021

Revenues (millions)	$930.7	$831.6	$1,765.3	$1,542.7
Adjusted EBITDA (millions) (note 1)	91.3	89.9	153.7	149.6
Adjusted EPS (note 2)	1.12	1.21	1.85	1.87

GAAP Operating Earnings	59.8	61.4	88.9	95.3
GAAP EPS	0.78	0.83	1.09	1.32

TORONTO, July 27, 2022 (GLOBE NEWSWIRE) -- FirstService Corporation (TSX: FSV; NASDAQ: FSV) today reported results for its second quarter ended June 30, 2022. All amounts are in US dollars.

Consolidated revenues for the second quarter were $930.7 million, a 12% increase relative to the same quarter in the prior year, including 6% organic growth. Adjusted EBITDA (note 1) increased 2% to $91.3 million, and Adjusted EPS (note 2) was $1.12, compared to $1.21 in the prior year quarter. During the second quarter, FirstService reported GAAP Operating Earnings of $59.8 million, down from $61.4 million in the prior year period. The GAAP diluted earnings per share was $0.78 in the quarter, compared to $0.83 for the same quarter a year ago.

For the six months ended June 30, 2022, consolidated revenues were $1.77 billion, a 14% increase relative to the comparable prior year period, Adjusted EBITDA was $153.7 million, up 3%, and Adjusted EPS was $1.85, in line with $1.87 in the prior year period. FirstService’s GAAP Operating Earnings were $88.9 million in the current year period, versus $95.3 million in the prior year. The GAAP diluted earnings per share for the six months year-to-date was $1.09, compared to $1.32 in the prior year period.

“We are pleased to have delivered another quarter of balanced, double-digit top-line growth across both of our divisions,” said Scott Patterson, Chief Executive Officer of FirstService. “We continue to see strong demand for our services and remain active with recruiting talent to capitalize on the growth opportunities within all of our markets,” he concluded.

About FirstService Corporation

FirstService Corporation is a North American leader in the essential outsourced property services sector, serving its customers through two industry-leading service platforms: FirstService Residential - North America’s largest manager of residential communities; and FirstService Brands - one of North America’s largest providers of essential property services delivered through individually branded franchise systems and company-owned operations.

FirstService generates more than US$3.4 billion in annual revenues and has approximately 25,000 employees across North America. With significant insider ownership and an experienced management team, FirstService has a long-term track record of creating value and superior returns for shareholders. The common shares of FirstService trade on the NASDAQ under the symbol “FSV” and on the Toronto Stock Exchange under the symbol “FSV”, and are included in the S&P/TSX 60 index. More information is available at www.ﬁrstservice.com.

Segmented Quarterly Results
FirstService Residential revenues were $457.5 million for the second quarter, up 13% compared to the prior year quarter, including organic growth of 7%. The strong revenue performance in the quarter was driven by increased labour-related services and contract wins, with particular strength across our markets in the Sun Belt states. Adjusted EBITDA for the quarter was $50.5 million, versus $46.5 million in the prior year period. GAAP Operating Earnings were $43.3 million, versus $40.4 million for the second quarter of last year. Operating margins in the division were impacted by ongoing wage inflation and a higher proportion of labour-driven services relative to higher margin ancillaries, compared to the prior year quarter.

FirstService Brands revenues during the second quarter grew to $473.2 million, up 11% relative to the prior year period. Organic growth was 4%, with the balance from recent tuck-under acquisitions. The revenue growth was driven by continued strength across our home improvement service lines, as well as significant growth at our Century Fire operations. Top-line performance in our restoration businesses was relatively in line with prior year, due to the strong prior year quarter comparative from weather-related activity and large loss claims tied to the Texas Freeze event. Adjusted EBITDA for the second quarter was $43.9 million, versus $48.2 million in the prior year period. GAAP Operating Earnings were $23.7 million, versus $30.7 million in the prior year quarter. Margins within the division declined due to the combination of softer weather-related claims activity and ongoing growth investments within our restoration operations, as well as inflationary impacts within certain areas of our businesses.

Corporate costs, as presented in Adjusted EBITDA, were $3.1 million in the second quarter, relative to $4.8 million in the prior year period. On a GAAP basis, corporate costs for the quarter were $7.1 million, relative to $9.8 million in the prior year period. The year-over-year cost decrease was primarily driven by lower compensation expense.

Conference Call
FirstService will be holding a conference call on Wednesday, July 27, 2022 at 11:00 a.m. Eastern Time to discuss the quarter’s results. This call is being webcast live at the Company’s website at www.firstservice.com. Participants may register for the call here https://register.vevent.com/register/BI57970ff4413b486f82c5d18cab946663 to receive the dial-in number and their unique PIN. To join the webcast in listen only mode, use this link: https://edge.media-server.com/mmc/p/is4n9mqu . It is recommended that you join 10 minutes prior to the event start (although you may register and dial in at any time during the call).

Forward-looking Statements
This press release includes or may include forward-looking statements. Much of this information can be identified by words such as “expect to,” “expected,” “will,” “estimated” or similar expressions suggesting future outcomes or events. FirstService believes the expectations reflected in such forward-looking statements are reasonable but no assurance can be given that these expectations will prove to be correct and such forward-looking statements should not be unduly relied upon. These statements involve known and unknown risks, uncertainties and other factors which may cause the actual results to be materially different from any future results, performance or achievements contemplated in the forward-looking statements. Such factors include: (i) general economic and business conditions, which will, among other things, impact demand for FirstService’s services and the cost of providing services; (ii) the ability of FirstService to implement its business strategy, including FirstService’s ability to acquire suitable acquisition candidates on acceptable terms and successfully integrate newly acquired businesses with its existing businesses; (iii) changes in or the failure to comply with government regulations; and (iv) other factors which are described in FirstService’s annual information form for the year ended December 31, 2021 under the heading “Risk factors” (a copy of which may be obtained at www.sedar.com) and Annual Report on Form 40-F filed with the United States Securities and Exchange Commission (a copy of which may be obtained at www.sec.gov), and subsequent filings (which factors are adopted herein). Forward-looking statements contained in this press release are made as of the date hereof and are subject to change. All forward-looking statements in this press release are qualified by these cautionary statements. Unless otherwise required by applicable securities laws, we do not intend, nor do we undertake any obligation, to update or revise any forward-looking statements contained in this press release to reflect subsequent information, events, results or circumstances or otherwise.

Summary financial information is provided in this press release. This press release should be read in conjunction with the Company's consolidated financial statements and MD&A to be made available on SEDAR at www.sedar.com.

Notes
1. Reconciliation of net earnings to adjusted EBITDA:

Adjusted EBITDA is defined as net earnings, adjusted to exclude: (i) income tax; (ii) other expense (income); (iii) interest expense; (iv) depreciation and amortization; (v) acquisition-related items; and (vi) stock-based compensation expense. We use adjusted EBITDA to evaluate our own operating performance and our ability to service debt, as well as an integral part of our planning and reporting systems. Additionally, we use this measure in conjunction with discounted cash flow models to determine the Company’s overall enterprise valuation and to evaluate acquisition targets. We present adjusted EBITDA as a supplemental measure because we believe such measure is useful to investors as a reasonable indicator of operating performance because of the low capital intensity of the Company’s service operations. We believe this measure is a financial metric used by many investors to compare companies, especially in the services industry. This measure is not a recognized measure of financial performance under GAAP in the United States, and should not be considered as a substitute for operating earnings, net earnings or cash flow from operating activities, as determined in accordance with GAAP. Our method of calculating adjusted EBITDA may differ from other issuers and accordingly, this measure may not be comparable to measures used by other issuers. A reconciliation of net earnings to adjusted EBITDA appears below.

	Three months ended		Six months ended
(in thousands of US$)	June 30		June 30
	2022	2021	2022	2021

Net earnings	$40,506	$44,020	$59,327	$67,863
Income tax	13,944	14,280	20,338	22,000
Other expense (income), net	322	(888)	(213)	(2,756)
Interest expense, net	5,041	3,971	9,407	8,158
Operating earnings	59,813	61,383	88,859	95,265
Depreciation and amortization	26,912	23,674	52,822	46,899
Acquisition-related items	586	(107)	2,147	(206)
Stock-based compensation expense	4,035	4,903	9,856	7,690
Adjusted EBITDA	$91,346	$89,853	$153,684	$149,648

2. Reconciliation of net earnings and diluted net earnings per share to adjusted net earnings and adjusted net earnings per share:

Adjusted earnings per share is defined as diluted net earnings per share, adjusted for the effect, after income tax, of: (i) the non-controlling interest redemption increment; (ii) acquisition-related items; (iii) amortization expense related to intangible assets recognized in connection with acquisitions; and (iv) stock-based compensation expense. We believe this measure is useful to investors because it provides a supplemental way to understand the underlying operating performance of the Company and enhances the comparability of operating results from period to period. Adjusted earnings per share is not a recognized measure of financial performance under GAAP, and should not be considered as a substitute for diluted net earnings per share, as determined in accordance with GAAP. Our method of calculating this non-GAAP measure may differ from other issuers and, accordingly, this measure may not be comparable to measures used by other issuers. A reconciliation of net earnings to adjusted net earnings and of diluted net earnings per share to adjusted earnings per share appears below.

	Three months ended		Six months ended
(in thousands of US$)	June 30		June 30
	2022	2021	2022	2021

Net earnings	$40,506	$44,020	$59,327	$67,863
Non-controlling interest share of earnings	(2,450)	(1,596)	(3,015)	(5,363)
Acquisition-related items	586	(107)	2,147	(206)
Amortization of intangible assets	11,398	10,408	22,864	20,420
Stock-based compensation expense	4,035	4,903	9,856	7,690
Income tax on adjustments	(4,012)	(3,981)	(8,507)	(7,309)
Non-controlling interest on adjustments	(206)	(177)	(434)	(352)
Adjusted net earnings	$49,857	$53,470	$82,238	$82,743

	Three months ended		Six months ended
(in US$)	June 30		June 30
	2022	2021	2022	2021

Diluted net earnings per share	$0.78	$0.83	$1.09	$1.32
Non-controlling interest redemption increment	0.08	0.13	0.17	0.09
Acquisition-related items	0.01	-	0.05	-
Amortization of intangible assets, net of tax	0.18	0.17	0.37	0.33
Stock-based compensation expense, net of tax	0.07	0.08	0.17	0.13
Adjusted earnings per share	$1.12	$1.21	$1.85	$1.87

FIRSTSERVICE CORPORATION
Condensed Consolidated Statements of Earnings
(in thousands of US dollars, except per share amounts)
	Three months		Six months
	ended June 30		ended June 30
	2022	2021	2022	2021

Revenues	$930,707	$831,630	$1,765,279	$1,542,696

Cost of revenues	638,475	554,676	1,214,309	1,045,488
Selling, general and administrative expenses	204,921	192,004	407,142	355,250
Depreciation	15,514	13,266	29,958	26,479
Amortization of intangible assets	11,398	10,408	22,864	20,420
Acquisition-related items (1)	586	(107)	2,147	(206)
Operating earnings	59,813	61,383	88,859	95,265
Interest expense, net	5,041	3,971	9,407	8,158
Other expense (income), net	322	(888)	(213)	(2,756)
Earnings before income tax	54,450	58,300	79,665	89,863
Income tax	13,944	14,280	20,338	22,000
Net earnings	40,506	44,020	59,327	67,863
Non-controlling interest share of earnings	2,450	1,596	3,015	5,363
Non-controlling interest redemption increment	3,490	5,725	7,661	3,910
Net earnings attributable to Company	$34,566	$36,699	$48,651	$58,590

Net earnings per common share
Basic	$0.78	$0.84	$1.10	$1.34
Diluted	0.78	0.83	1.09	1.32

Adjusted earnings per share (2)	$1.12	$1.21	$1.85	$1.87

Weighted average common shares (thousands)
Basic	44,193	43,830	44,139	43,764
Diluted	44,479	44,365	44,490	44,287

Notes to Condensed Consolidated Statements of Earnings
(1) Acquisition-related items include transaction costs, and contingent acquisition consideration fair value adjustments.
(2) See definition and reconciliation above.

Condensed Consolidated Balance Sheets
(in thousands of US dollars)

		June 30, 2022		December 31, 2021

Assets
Cash and cash equivalents		$145,106		$165,665
Restricted cash		36,063		28,606
Accounts receivable		538,507		551,564
Prepaid and other current assets		266,059		218,825
	Current assets	985,735		964,660
Other non-current assets		21,666		21,098
Fixed assets		150,129		138,066
Operating lease right-of-use assets		165,554		159,730
Goodwill and intangible assets		1,203,841		1,225,469
	Total assets	$2,526,925		$2,509,023

Liabilities and shareholders' equity
Accounts payable and accrued liabilities		$369,815		$386,529
Other current liabilities		147,825		126,460
Operating lease liabilities - current		47,869		48,047
Long-term debt - current		35,568		57,436
	Current liabilities	601,077		618,472
Long-term debt - non-current		621,204		595,368
Operating lease liabilities - non-current		128,127		122,337
Other liabilities		77,916		111,919
Deferred income tax		40,679		42,070
Redeemable non-controlling interests		209,534		219,135
Shareholders' equity		848,388		799,722
	Total liabilities and equity	$2,526,925		$2,509,023

Supplemental balance sheet information
Total debt		$656,772		$652,804
Total debt, net of cash		511,666		487,139

Consolidated Statements of Cash Flows
(in thousands of US dollars)
	Three months ended		Six months ended
	June 30		June 30
	2022	2021	2022	2021

Cash provided by (used in)

Operating activities
Net earnings	$40,506	$44,020	$59,327	$67,863
Items not affecting cash:
Depreciation and amortization	26,912	23,674	52,822	46,899
Deferred income tax	(581)	(981)	(1,204)	(1,730)
Other	4,703	5,024	11,476	7,998
	71,540	71,737	122,421	121,030

Changes in non-cash working capital
Accounts receivable	(3,100)	(46,938)	21,734	(38,686)
Payables and accruals	4,500	18,552	(35,450)	(8,368)
Other	(11,141)	36,661	(45,405)	32,747
Net cash provided by operating activities	61,799	80,012	63,300	106,723

Investing activities
Acquisition of businesses, net of cash acquired	-	(37,082)	-	(39,603)
Purchases of fixed assets	(19,795)	(15,766)	(36,378)	(29,103)
Other investing activities	(7,855)	(2,210)	(13,969)	(4,276)
Net cash used in investing activities	(27,650)	(55,058)	(50,347)	(72,982)

Financing activities
Increase (decrease) in long-term debt, net	(24,181)	19,748	5,729	(17,905)
Purchases of non-controlling interests, net	(13,415)	(2,009)	(19,179)	(5,400)
Financing fees paid	-	-	(2,333)	-
Dividends paid to common shareholders	(8,949)	(7,999)	(16,981)	(15,191)
Distributions paid to non-controlling interests	(2,602)	(5,286)	(2,602)	(7,156)
Other financing activities	(930)	264	8,942	9,861
Net cash provided by (used in) financing activities	(50,077)	4,718	(26,424)	(35,791)

Effect of exchange rate changes on cash	503	323	369	533

Increase (decrease) in cash, cash equivalents and restricted cash	(15,425)	29,995	(13,102)	(1,517)

Cash, cash equivalents and restricted cash, beginning of period	196,594	177,426	194,271	208,938

Cash, cash equivalents and restricted cash, end of period	$181,169	$207,421	$181,169	$207,421

Segmented Results
(in thousands of US dollars)

	FirstService	FirstService
	Residential	Brands	Corporate	Consolidated

Three months ended June 30

2022
Revenues	$457,489	$473,218	$-	$930,707
Adjusted EBITDA	50,468	43,932	(3,054)	91,346

Operating earnings	43,256	23,669	(7,112)	59,813

2021
Revenues	$406,221	$425,409	$-	$831,630
Adjusted EBITDA	46,494	48,171	(4,812)	89,853

Operating earnings	40,404	30,749	(9,770)	61,383

	FirstService	FirstService
	Residential	Brands	Corporate	Consolidated

Six months ended June 30

2022
Revenues	$851,572	$913,707	$-	$1,765,279
Adjusted EBITDA	80,878	80,014	(7,208)	153,684

Operating earnings	66,653	39,420	(17,214)	88,859

2021
Revenues	$756,701	$785,995	$-	$1,542,696
Adjusted EBITDA	75,901	81,578	(7,831)	149,648

Operating earnings	63,648	47,255	(15,638)	95,265

COMPANY CONTACTS:

D. Scott Patterson
Chief Executive Officer

Jeremy Rakusin
Chief Financial Officer

(416) 960-9566